CARL ZEISS MEDITEC

RECEIVED

2007 AUG 30 A 9:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

07026340

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

Our ref.: JB/Mtr

Date: 2007-08-23

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

SUPPL

Type of document	**Date of release**
Press Release	2007-08-23

Best regards,

PROCESSED
SEP 06 2007
THOMSON FINANCIAL

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Pfeil
Assistant Investor Relations

RECEIVED
2007 AUG 30 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Change on the Supervisory Board

Dr. Wolfgang Reim takes over as Chair of the Supervisory Board of medical technology specialist Carl Zeiss Meditec

Jena, 23 August 2007 – Dr. Wolfgang Reim has joined the Supervisory Board of medical technology provider Carl Zeiss Meditec AG, listed on the TecDAX of the German Stock Exchange (ISIN: DE0005313704). Dr. Reim was legally appointed to his new office with effect from 17 August 2007 and, in line with the recommendations of the German Corporate Governance Code, will run for election by the shareholders at the forthcoming Annual General Meeting of Carl Zeiss Meditec in 2008. Dr. Wolfgang Reim has succeeded Alexander von Witzleben, who stood down from his Supervisory Board appointment at Carl Zeiss Meditec AG related to his change of career.

Dr. Wolfgang Reim has extensive international experience in the area of medical technology. Following his scientific grounding at the Eidgenössische Technische Hochschule Zürich (Federal Technical University of Zurich, Switzerland), he joined the medical technology division of Siemens AG in 1986. Following a number of professional appointments, Dr. Reim was most recently responsible for Siemens' global ultrasound business. In 2000, Dr. Wolfgang Reim was appointed to the Managing Board of Drägerwerk AG and also became Chairman of Dräger Medical AG's Managing Board. In this role, up to the end of 2006 he headed the successful restructuring of Dräger Medical and led the company's strategic reorganisation as a systems provider for hospitals.

"We are delighted that Dr. Reim, a well-known and experienced medical technology specialist, will be collaborating with us on the Supervisory Board of Carl Zeiss Meditec AG", said Dr. Michael Kaschke, Chairman of the Supervisory Board of Carl Zeiss Meditec AG. "At the same time, on behalf of the entire Board; I would like to thank Mr. von Witzleben for his work over the last number of years", concluded Dr. Kaschke.

Press Release

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucomas and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaf mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

END